02021740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED JUN 03 2002 MAIL PROCESSING SECTION WASH, D.C. 152

| SEC FILE NUMBER |
|---|
| 8- 29418 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester (City) New Hampshire (State) 03104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Lewry (603) 624-8462
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy, Henry L.
(Name – *if individual, state last, first, middle name*)

697A Union Street (Address) Manchester (City) New Hampshire (State) 03104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 19 2002 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas M. Lewry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

HEATHER L. DUHAIME, Notary Public
My Commission Expires November 18, 2003

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

COMPUTATION OF NET CAPITAL

MARCH 31, 2002

| | Allowable Assets | Focus Report Part 11A |
|---|---|---|
| Cash | $123,533 | $123,533 |
| Commissions Receivable | 284 | 284 |
| | | |
| Fees Receivable | - | 37,382 |
| Due from Officer | 51,000 | 51,000 |
| Furniture & Fixtures | 2,761 | 4,344 |
| Computer Equipment | 17,355 | 22,910 |
| Stock Exchange Seat | 9,500 | 20,000 |
| | 80,616 | 135,636 |
| Total Assets | $204,433 | $259,453 |
| Liabilities | $ 3,250 | $ 3,511 |
| | | |
| Common Stock | $ 10,000 | $ 10,000 |
| Additional Paid-in Capital | 253,615 | 253,615 |
| Retained Earnings (Deficit) | (62,432) | (7,673) |
| | $201,183 | $255,942 |
| | | |
| Total Assets | $204,433 | $259,453 |
| Total Liabilities | 3,250 | 3,511 |
| Net Worth | 201,183 | 255,942 |
| Non-Allowable Assets | 80,616 | 135,636 |
| Current Net Capital | 120,567 | 120,306 |
| Haircuts | - | - |
| Net Capital | 120,567 | 120,306 |
| Required Capital | 50,000 | 50,000 |
| Excess Net Capital | $ 70,567 | $ 70,306 |

Note - The major differences were as a result of depreciation expense and fees receivable. No material inadequacies were found to exist since the previous audit of March 31, 2001.

Henry L. Roy

Certified Public Accountant

HENRY L. ROY
CERTIFIED PUBLIC ACCOUNTANT
697A UNION STREET
MANCHESTER, NEW HAMPSHIRE 03104

(603) 625-5715

Item (e) - Statement of changes in Stockholders' Equity

| | March 31, 2002 | March 31, 2001 |
|---|---|---|
| Common Stock | $ 10,000 | $ 10,000 |
| Additional Paid-In Capital | 253,615 | 253,615 |
| Retained Earnings (Deficit) | (62,432) | (20,584) |
| Total | $201,183 | $243,031 |

Item (i) - Curbstone is exempt by K2II.

Item (n) - No material differences existed.

Henry L. Roy
Certified Public Accountant